UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-259318, 333-254982 and 333-276485).

On May 15, 2024, PainReform Ltd. (the “Company”) published its unaudited condensed financial statements, as well as its operating and financial review as of March 31, 2024 and for the three months then ended and issued a press release announcing its financial results for the three months ended March 31, 2024. Attached hereto are the following exhibits:

99.1	Unaudited Condensed Financial Statements as of March 31, 2024

99.2	Operating and Financial Review as of March 31, 2024 and for the three months then ended

99.3	Press Release dated May 15, 2024

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Condensed Financial Statements as of March 31, 2024

99.2	Operating and Financial Review as of March 31, 2024 and for the three months then ended

99.3	Press Release dated May 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024	PAINREFORM LTD.

	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer